UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of June 2024. Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant’s name into English) 2 Triton Square, Regent’s Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒Form 20-F ☐ Form 40-F

13 June 2024 SANTANDER UK PLC AND SANTANDER UK GROUP HOLDINGS PLC – BOARD CHANGE David Gledhill – Appointment as Independent Non-Executive Director Santander UK plc and Santander UK Group Holdings plc announce the appointment of David Gledhill as an Independent Non-Executive Director with effect from 1 September 2024. David is a Non-Executive Director of Singapore Airlines and the Institute of Systems Science, National University of Singapore with significant experience in financial services, retail banking and digital transformation. He has held various senior leadership roles in the financial services industry, including Group Chief Information Officer and Head of Technology and Operations at DBS Bank in Singapore, spending over a decade in that role. Santander UK Chairman, William Vereker said: “I am delighted to welcome David to the Boards of Santander UK. He brings a breadth of experience which will add value to our plans to transform our business and I am looking forward to working with him.” - Ends - For media enquiries, please contact: Miranda Seymour Head of Media Relations mediarelations@santander.co.uk 07860 857999 Paul Sharratt Head of Investor Relations ir@santander.co.uk 07715 087 829 Additional information about Santander UK and Banco Santander Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 31 December 2023, the bank had around 19,800 employees and serves around 14 million active customers, 7 million digital customers via a nationwide 444 branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC LN) is a leading commercial bank, founded in 1857 and headquartered in Spain and one of the largest banks in the world by market capitalization. The group’s activities are consolidated into five global businesses: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking (CIB), Wealth Management & Insurance and Payments (PagoNxt and Cards). This operating model allows the bank to better leverage its unique combination of global scale and local leadership. Santander aims to be the best open financial services platform providing services to SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC (Registrant) Date 14 June 2024 By /s/ John Mills (Signature)* Company Secretary * Print the name and title under the signature of the signing officer.

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